SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )[1]

Singular Genomics Systems, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

82933R100
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82933R100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners IX, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	4,395,633 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	4,395,633 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,395,633 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	6.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2021
** Based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021

CUSIP No. 82933R100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Associates, LLC
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	15,000 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	15,000 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,000 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1% **
12)	Type of Reporting Person	PN
* As of December 31, 2021
** Based on 72,058,523 shares of Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021

CUSIP No. 82933R100

Schedule 13G

Item 1(a)	Name of Issuer:

Singular Genomics Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10931 N. Torrey Pines Road, Suite 100, La Jolla, CA  92037

Item 2(a)	Name of Person Filing:

This statement is being filed by Domain Partners IX, L.P., a Delaware limited partnership (“Domain IX”), and Domain Associates, LLC, a Delaware limited liability company (“DA” and together with Domain IX, the “Reporting Persons”).  The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

One Palmer Square Associates IX, LLC, a Delaware limited liability company (“OPSA IX”), is the sole general partner of Domain IX and therefore may be deemed to indirectly beneficially own the securities reported herein as directly beneficially owned by Domain IX, however OPSA IX expressly disclaims beneficial ownership of such securities.

Item 2(b)	Address of Principal Business Office:

For each Reporting Person:  103 Carnegie Center, Suite 300, Princeton, NJ  08540

Item 2(c)	Place of Organization:

Domain IX: Delaware
DA: Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number:

82933R100

Item 3	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

CUSIP No. 82933R100

Item 4	Ownership:

(a) through (c):  The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of Subsidiary:

Not applicable.

Item 8	Identification and Classification of Members of Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 82933R100

Signature:

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2022

DOMAIN PARTNERS IX, L.P.
By:	One Palmer Square Associates IX, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact *

DOMAIN ASSOCIATES, LLC
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

_________________________________________________
*pursuant to Power of Attorney attached hereto as Exhibit B

CUSIP No. 82933R100

EXHIBIT A

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 4, 2022

DOMAIN PARTNERS IX, L.P.
By:	One Palmer Square Associates IX, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact *

DOMAIN ASSOCIATES, LLC
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

_________________________________________________
*pursuant to Power of Attorney attached hereto as Exhibit B

CUSIP No. 82933R100

EXHIBIT B

POWER OF ATTORNEY

THE UNDERSIGNED hereby makes, constitutes and appoints Lisa A. Kraeutler and Nicole Vitullo (each an “Attorney”), with full power of substitution, each a true and lawful attorney-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), one or more initial statements of beneficial ownership of securities, statements of changes in beneficial ownership of securities,  annual statements of beneficial ownership of securities and/or information statements pursuant to Sections 16(a), 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and any other forms, certificates, documents or instruments that the Attorney deems necessary or appropriate in order to comply with the requirements of said Sections 16(a), 13(d) and 13(g) and said rules and regulations.

This Power of Attorney shall remain in effect until a written revocation thereof is filed with the Commission.

Dated:  January 22, 2016

DOMAIN PARTNERS IX, LP
By:	One Palmer Square Partners IX, LLC, its General Partner
By:	/s/ James C. Blair
James C. Blair, Managing Member